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                               ZMAX CORPORATION
                            20251 Century Boulevard
                          Germantown, Maryland 20874

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                                 June 26, 1997

BY EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  ZMAX Corporation and New ZMAX Corporation
          Amendment to Form S-4
          Registration Statement No. 333-29833

Ladies and Gentlemen:

     The undersigned has been designated as agent for services of process with respect to the above-referenced registration statement. ZMAX Corporation and New ZMAX Corporation hereby amend the facing page of its Registration Statement No. 333-29833 to include the following language:

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     If you have any further questions, please contact Eliot W. Robinson
(404) 572-6785 or Susan J. Thomas (202) 624-7370 of Powell, Goldstein, Frazar & Murphy LLP.

                                             Very truly yours,

                                             /s/ Michael C. Higgins

                                             Michael C. Higgins